UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 5, 2013.
•	Press Release dated September 13, 2013.
•	Press Release dated September 19, 2013.
•	Press Release dated September 26, 2013
•	Press Release dated September 27, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

News Release

Smart Pipe Company, Inc. Announces US$12.0 Million Financing Round

With an US$8.0 Million Investment from Enbridge Inc.

Katy, TX, September 5, 2013 – Smart Pipe Company, Inc. the developer of the high pressure, self-monitoring internal pipeline replacement system, announced it has secured an additional US$12.0 million financing round with an US$8.0 million investment from a subsidiary of Enbridge Inc. (TSX:ENB) (NYSE:ENB), a leader in the safe and reliable delivery of energy in North America. The funds will be used to accelerate the commercialization of the company’s XPL-300® series system.

“Smart Pipe is delighted to have Enbridge as a partner at this crucial stage of our market entry. Having the support of Enbridge really speaks to the quality of the solution we’ve developed over the past few years”, commented Smart Pipe Company’s President and CEO, Gary Littlestar. “The XPL-300® is on schedule to make a major impact on the pipeline industry, changing the way pipeline operators think about the use of composite materials to replace old, degraded steel. From the early stages of our discussions with Enbridge, it was apparent that there are many similarities in our respective corporate cultures. Using technology to address the increasing focus on safe pipeline operations and integrity management is part of our joint vision”.

Smart Pipe’s solution is a marked departure from the traditional approach used to remediate long segments of pipeline infrastructure. Currently marketed only for use in North America, the XPL-300® series has gotten off to a strong start after several years of research and development, culminating in the issuance of ASTM F2896-11 – “Standard Specification for Reinforced Polyethylene Composite Pipe for the Transport of Oil and Gas and Hazardous Liquids”. Recent projects have proven the validity of the technology from both an engineering and cost standpoint.

“The safe and reliable operation of our pipeline systems is Enbridge’s top priority and we are continually looking for new ways to improve upon our existing practices,” said Chuck Szmurlo, Vice President Alternative & Emerging Technology, Enbridge. “Smart Pipe’s technology is an innovative solution that economically addresses pipeline integrity challenges in critical areas, while also minimizing the environmental footprint associated with such work.”

About Smart Pipe Company, Inc

The Smart Pipe® XPL-300® class system is the only large diameter, high-pressure composite pipeline system that is manufactured at the job location and is capable of being installed in very long continuous lengths of several miles, either into an existing degraded pipeline, or as a stand-alone system. The “smart” part of Smart Pipe® refers to the embedded fiber optic inspection system that allows the pipeline operator to continually monitor and instantly detect possible leaks, abnormal temperature changes, third party impacts or ground movement in its composite pipeline system. The system accurately locates the potential anomaly to within one meter, giving the operator a powerful new tool in the pursuit of “zero incidents.”

Smart Pipe Company is investor owned and headquartered in Katy, Texas. For more information, visit www.smart-pipe.com or email info@smart-pipe.com.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

For more information please contact:

Smart Pipe Company, Inc.

Gary Littlestar

(281) 945-5700

gary.littlestar@Smart-Pipe.com

Enbridge Inc.

Graham White

Media

(403) 508-6563 or (888) 992-0997

Graham.white@enbridge.com

NEWS RELEASE

Sept. 13, 2013

GAS DISTRIBUTORS REACH AGREEMENT WITH TRANSCANADA TO ENSURE ACCESS

TO DIVERSE, AFFORDABLE NATURAL GAS SUPPLIES AT DAWN HUB AND NIAGARA

Supply diversity and toll certainty will help keep Ontario and Quebec’s energy costs low

TORONTO, ON – Union Gas Limited (“Union Gas”), Gaz Métro Limited Partnership (“Gaz Métro”) and Enbridge Gas Distribution (“Enbridge Gas”) announced today an agreement with TransCanada PipeLines (“TransCanada”) to ensure access to diverse and affordable natural gas supplies.

The agreement includes a revised framework for TransCanada’s mainline tolls and the proposed Kings North project. The revised project, when combined with Segment A of Enbridge Gas’ proposed GTA Project, will provide a new natural gas transportation path through the constrained Parkway to the Maple transportation corridor near Toronto, Ontario, giving consumers in eastern Ontario, Quebec and markets further east, secure access to diverse and affordable supplies of natural gas. This gas will be distributed from the Union Gas Dawn Market Hub in south western Ontario and through Niagara. Details of the agreement will be developed in the coming weeks.

“On behalf of the three local distribution companies, we are pleased to have reached an agreement in principle with TransCanada that will give consumers access to affordable and diverse gas supplies and long-term certainty on transportation tolls,” said Sophie Brochu, President and Chief Executive Officer of Gaz Métro. “Access to affordable energy helps businesses be competitive, supports local economic growth and keeps costs low for families and businesses in Ontario and Quebec.”

While this agreement will increase consumers’ access to affordable energy, Union Gas, Gaz Métro and Enbridge Gas are continuing discussions with TransCanada regarding the proposed Energy East Project which would convert a portion of TransCanada’s Mainline system from natural gas to oil.

About Union Gas

Union Gas Limited is a major Canadian natural gas storage, transmission and distribution company based in Ontario with over 100 years of experience and service to customers. The distribution business serves about 1.4 million residential, commercial and industrial customers in more than 400 communities across northern, southwestern and eastern Ontario. Union Gas’ storage and transmission business offers a variety of storage and transportation services to customers at the Dawn Hub, the largest underground storage facility in Canada and one of the largest in North America. The Dawn Hub offers customers an important link in the movement of natural gas from Western Canadian and U.S. supply basins to markets in central Canada and the northeast U.S. Union Gas, one of Canada’s Top 100 Employers for 2011, 2012 and 2013, is a Spectra Energy (NYSE: SE) company with assets of $5.8 billion and approximately 2,200 employees. For more information, visit uniongas.com.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas delivers safe, reliable natural gas in more than 100 communities across Ontario and is a leader in promoting energy efficiency programs. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas and its affiliates distribute natural gas to more than two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

About Gaz Métro

With more than $5 billion in assets, Gaz Métro is a leading energy provider. It is the largest natural gas distribution company in Quebec, where its 10,000 km underground network of pipelines serves 300 municipalities and more than 185,000 customers. Gaz Métro is also present in Vermont, producing electricity and distributing electricity and natural gas to cater to the needs to some 300,000 customers. Gaz Métro is actively involved in the development of innovative, sustainability-oriented energy projects such as the production of wind power, the use of natural gas as a transportation fuel and the development of biomethane as a renewable energy source. Gaz Métro is committed to ensuring the satisfaction of its customers, providing support to businesses, local organizations, families and communities, and meeting the needs of its partners (Gaz Métro inc. and Valener) and employees. www.gazmetro.com

MEDIA CONTACTS:

Union Gas

Andrea Stass

Manager, External Communications and Media Relations

Union Gas Limited

Phone: 519-436-5490 or 1-800-571-8446 ext. 5490

Cell: 519-365-1010

astass@uniongas.com

Enbridge Gas Distribution

Chris Meyer Manager,

Media Relations

Phone: 416-753-6626

chris.meyer@enbridge.com

Gaz Métro

Marie-Christine Demers

Senior Advisor, Public Affairs and Communications

Tél. 514-598-3449

Cell: 514-212-7336

mcdemers@gazmetro.com

NEWS RELEASE

Enbridge Announces US$200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 19, 2013 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell eight million Cumulative Redeemable Preference Shares, Series 5 (the “Series 5 Preferred Shares”) at a price of US$25.00 per share for distribution to the public. Closing of the offering is expected on September 27, 2013.

The holders of Series 5 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of US$1.10 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding March 1, 2019. The first quarterly dividend payment date is scheduled for December 1, 2013. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year United States Government bond yield plus 2.82 per cent. The Series 5 Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter.

The holders of Series 5 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 6 (the “Series 6 Preferred Shares”), subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. The holders of Series 6 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 3-month US Treasury Bill rate plus 2.82 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 5 Preferred Shares at a price of US$25.00 per share.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Corporation dated June 6, 2013. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by CIBC, RBC Capital Markets, Scotiabank and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Connect JACOS Hangingstone Project to its Regional System

CALGARY, Alberta, September 26, 2013 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it will construct facilities and provide transportation services to the Japan Canada Oil Sands Limited (JACOS) Hangingstone Oil Sands Project (the Hangingstone Project). JACOS and Nexen Energy ULC, a wholly owned subsidiary of CNOOC Limited, are partners in the project, which is operated by JACOS. Enbridge and JACOS have entered into a long term agreement for transportation services from Cheecham to Edmonton on Enbridge’s regional infrastructure. Commercial terms for the incremental facilities to connect Hangingstone to Cheecham have been agreed to but execution remains subject to finalization of the definitive agreements which are imminent.

The newly constructed pipeline will have the capacity to transport 40,000 barrels per day (bpd) of diluted bitumen produced at the Hangingstone Project to the Enbridge terminal in Cheecham, Alberta. First oil from the Hangingstone Project is expected in early 2016, with initial volumes of 18,000 bpd.

“Enbridge is pleased to enter into this agreement with JACOS and Nexen, which provides further confirmation of the sustainable growth in oil sands production,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “This project, the tenth to connect into our infrastructure in the Athabasca region, will contribute to our ongoing strategy of connecting new oil sands projects and expanding access for production growth from the region.”

Pending regulatory approvals, the execution of the definitive agreements, and stakeholder consultation, Enbridge plans to construct and operate a 50-kilometre (31-mile), 12-inch lateral pipeline to connect the Hangingstone Project to Enbridge’s regional system at Cheecham. The scope also includes an optional 8-inch diluent line to transport diluent to the Hangingstone Project. The initial term of the transportation agreement is 20 years, with JACOS and Nexen having the right to extend the agreement in successive five-year terms.

Enbridge is committed to timely and meaningful dialogue with all stakeholders, including shareholders, customers, and employees, Aboriginal and Native American communities, governments, regulators, and landowners, among others, regarding all of our projects, operations and activities. Enbridge will ensure this project is constructed in an environmentally responsible manner with a focus on the safety of our employees and the community.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces Closing of USD$200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 27, 2013 - Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series 5 (Series 5 Preferred Shares) by a syndicate of underwriters led by CIBC, RBC Capital Markets, Scotiabank, and TD Securities Inc. Enbridge issued 8 million Series 5 Preferred Shares for gross proceeds of USD $200 million. The Series 5 Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.V. Proceeds will be used to partially fund capital projects, reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com